Exhibit 12.01

ACUSPHERE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(IN THOUSANDS)

	Year Ended December 31,					Three Months ended March 31,
	2001	2002	2003	2004	2005	2006

Net loss from continuing operations	$(16,311)	$(20,713)	$(21,923)	$(29,959)	$(44,625)	$(13,453)

Fixed Charges:
Interest expense	$564	$916	$1,317	$90	$551	$480
Estimated interest portion of rent expense*	198	462	524	673	768	256
Capitalized interest					813
Amortization of deferred financing costs	186	384	1,121	43	6

Total fixed charges	$948	$1,762	$2,961	$806	$2,138	$735

Earnings (as defined)	$(15,364)	$(18,951)	$(18,962)	$(29,153)	$(42,487)	$(12,718)

Accretion of preferred stock dividends and offering costs	$6,249	$6,665	$5,948	$—	$2,418	$601

Ratio of earnings to fixed charges and preferred stock dividends (1)	—	—	—	—	—	—

*                    This amount is the portion of rental expense under operating leases which management of the Company believes to approximate the interest factor.

(1)             For all periods presented, earnings (as defined) were insufficient to cover fixed charges by an amount equal to the net loss for the period.